As filed with the Office of the Securities and Exchange Commission on March 31, 2014

Registration No. 333-180514

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2

to

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

FIRST UNITED CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Maryland	52-1380770
(State or Other Jurisdiction of Incorporation or Organization	(I.R.S. Employer Identification Number)

19 South Second Street, Oakland, Maryland 21550

(Address of Principal Executive Offices)

William B. Grant, Esquire

Chairman and Chief Executive Officer

First United Corporation

19 South Second Street, Oakland, Maryland 21550

(888) 692-2654

(Name, Address and Telephone Number of Agent for Service)

Copies to:

Andrew Bulgin, Esquire

Gordon Feinblatt LLC

The Garrett Building

233 East Redwood Street

Baltimore, Maryland 21202

(410) 576-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Post-Effective Amendment.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 (Registration No. 333-180514) of First United Corporation (the “Corporation”), as originally declared effective by the Securities and Exchange Commission (the “SEC”) on April 18, 2012 and post-effectively amended on March 25, 2013 (declared effective on March 28, 2013), is being filed pursuant to the undertakings in Item 17 of the Registration Statement to include the information contained in the Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 that was filed with the SEC on March 10, 2014, which incorporates by reference certain information contained in the Corporation’s definitive proxy statement on Schedule 14A for its 2014 annual meeting of shareholders, which was filed with the SEC on March 28, 2014.

The information included in this filing amends the Registration Statement and the Prospectus contained therein, as previously amended. No additional securities are being registered under this Post-Effective Amendment No. 2. All applicable registration fees were paid at the time of the original filing of the Registration Statement.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated March 31, 2014

Prospectus

Dividend Reinvestment and Stock Purchase Plan

800,000 Shares of Common Stock, Par Value $.01 Per Share

This prospectus relates to our sale of shares of common stock, par value $.01 per share, to our shareholders under the First United Corporation Dividend Reinvestment and Stock Purchase Plan, as amended, which we refer to as the “Plan”. Under the Plan, you have the opportunity to reinvest the cash dividends paid on some or all of your shares of common stock in additional shares of common stock. You also have the opportunity to use optional cash payments, of not less than $50 per payment nor more than $100,000 per calendar quarter, to purchase additional shares of common stock. Certain transactions under the Plan are subject to fees and commission charges for which you will be responsible. Please see the discussion of “Costs” in the section of this prospectus entitled “DESCRIPTION OF THE PLAN” for further details regarding these fees and commission charges.

We have authorized the sale of up to 1,020,141 shares of common stock under the Plan since its inception. Of this number, 220,141 shares have been sold by us pursuant to a previously-filed prospectus contained in a Registration Statement on Form S-3 (File No. 33-26248). Pursuant to Rule 429 of the Securities Act of 1933, as amended, which we refer to as the “Securities Act”, this prospectus is a combined prospectus and relates to the 800,000 shares that remain available for sale and issuance under the Plan.

Shares of common stock purchased by you may, at our option, be newly issued shares, shares purchased in the open market, or shares purchased in negotiated transactions. If the Plan’s administrator, which we refer to as the “Administrator”, purchases newly issued shares for you, then the price for each share will be the “fair market value” of a share, which the Plan defines as the average of the high and low sales prices of common stock as quoted on The NASDAQ Stock Market for the 20 trading days immediately preceding the date of purchase. If the Administrator purchases shares from others, then the price to you will be the weighted average price at which those shares are actually purchased (excluding trading expenses, which we will pay).

Our common stock is listed on The NASDAQ Global Select Market under the symbol “FUNC”. As of March 31, 2014, the 20-day average of the high and low sales prices of the common stock was $7.94 per share. On March 28, 2014, the closing price of our common stock was $7.60 per share.

We will receive all of the net proceeds from sales of newly issued shares to you. We will not receive any proceeds from sales of shares that the Administrator buys from persons other than us.

Investing in our securities involves certain risks. See “RISK FACTORS” starting on page 5 of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SECURITIES OFFERED HEREBY ARE NOT DEPOSIT OR SAVINGS ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK OR NON-BANK SUBSIDIARY OF FIRST UNITED CORPORATION, AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY OR INSTRUMENTALITY.

Our principal executive offices are located at 19 South Second Street, Oakland, Maryland 21550 and our telephone number is (888) 692-2654.

The date of this Prospectus is __________, 2014

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	3
FIRST UNITED CORPORATION	3
PLAN OVERVIEW	3
A WARNING ABOUT FORWARD-LOOKING STATEMENTS	4
RISK FACTORS	5
DESCRIPTION OF THE PLAN	7
DESCRIPTION OF THE COMMON STOCK	15
USE OF PROCEEDS	18
INDEMNIFICATION OF OUR DIRECTORS AND OFFICERS	18
EXPERTS	19
LEGAL MATTERS	19
WHERE YOU CAN FIND MORE INFORMATION	19
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE	19

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission, which we refer to as the “SEC”, relating to the shares of our common stock offered under the Plan. This prospectus does not include all of the information in the registration statement. The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about First United Corporation, the Plan, and the shares of common stock offered under the Plan. You should carefully read this prospectus, especially the section entitled “RISK FACTORS” starting on page 5, before making a decision to invest in the shares offered. You should also carefully read the additional information described under the headings “WHERE YOU CAN FIND MORE INFORMATION” on page 19 and “INCORPORATION OF CERTAIN INFORMATION BY REFERENCE” on page 19 before making a decision to invest in shares of common stock.

We have not authorized anyone to provide you with different information. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “First United”, “the Corporation”, “we”, “us”, “our” and similar terms refer to First United Corporation.

FIRST UNITED CORPORATION

First United Corporation is a Maryland corporation chartered in 1985 and a financial holding company registered under the federal Bank Holding Company Act of 1956, as amended. Its primary business is serving as the parent company of First United Bank & Trust, a Maryland-chartered commercial bank with trust powers, which we refer to as the “Bank”, and of First United Statutory Trust I (“Trust I”), First United Statutory Trust II (“Trust II”) and First United Statutory Trust III (“Trust III” and, together with Trust I and Trust II, the “Trusts”). The Bank operates 25 banking offices, one call center and 28 Automated Teller Machines in Allegany County, Frederick County, Garrett County, and Washington County in Maryland, and in Berkeley County, Mineral County, Hardy County, and Monongalia County in West Virginia. The Bank is an independent community bank providing a complete range of retail and commercial banking services to businesses and individuals in its market areas. The Bank’s deposits are insured by the Federal Deposit Insurance Corporation (the “FDIC”). In addition to its two consumer finance company subsidiaries and a statutory trust subsidiary used to hold other real estate owned, the Bank owns a 99% limited partnership interest in Liberty Mews Limited Partnership, a Maryland limited partnership formed for the purpose of acquiring, developing and operating low-income housing units in Garrett County, Maryland. The Trusts were formed for the purpose of raising regulatory capital through the sale of “trust preferred securities” to investors. A detailed discussion of our business is contained in Item 1 of Part I of our Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated by reference in this prospectus. See “WHERE YOU CAN FIND MORE INFORMATION” on page 19 for information on how to obtain a copy of our annual report.

We and the Bank are extensively regulated under federal and state laws. The regulation of financial holding companies and banks is intended primarily for the protection of depositors and the deposit insurance fund and not for the benefit of security holders. For a discussion of the material elements of the extensive regulatory framework applicable to us and the Bank, please refer to Item 1 of Part I of our Annual Report on Form 10-K for the year ended December 31, 2013 under the heading “SUPERVISION AND REGULATION”.

At December 31, 2013, we had total assets of approximately $1.3 billion, net loans of approximately $796.6 million, and deposits of approximately $977.4 million. Shareholders’ equity at December 31, 2013 was approximately $101.3 million.

Our principal executive offices are located at 19 South Second Street, Oakland, Maryland 21550 and our telephone number is (888) 692-2654. We maintain an Internet site at http://www.mybank4.com on which we make available free of charge our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to the foregoing as soon as reasonably practicable after these reports are electronically filed with, or furnished to, the SEC.

PLAN OVERVIEW

The Plan provides existing shareholders with a convenient and economical way to (1) reinvest cash dividends paid on your shares of our common stock in additional shares, which we refer to as the “Dividend Reinvestment feature”, (2) purchase additional shares of our common stock, which we refer to as the “Stock Purchase feature”, and (3) sell the shares held in your Plan account. The Plan has various other features from which to choose to meet your investment needs, and you should carefully read this entire prospectus.

The shares of our common stock purchased under the Plan will be either newly issued shares or shares purchased from others in the open market or in privately negotiated transactions. If the Administrator purchases newly issued shares from us, then the price to participants will be 100% of “fair market value”, which, for purposes of the Plan, means the average of the high and low sales prices of common stock as quoted on The NASDAQ Global Select Market for the 20 trading days immediately preceding the date of purchase. If the Administrator purchases from others, then the discount will not apply and the cost of the shares to participants will be the weighted average price at which those shares are actually purchased (excluding trading expenses, which we will pay).

The Plan is designed for long-term investors who wish to invest and build their share ownership over time. Unlike an individual stock brokerage account, the timing of purchases and sales is subject to the provisions of the Plan.

If you are a shareholder of record and wish to purchase additional shares of common stock pursuant to the Stock Purchase feature of the Plan, you may mail optional cash payments of at least $50 to the Administrator with the tear-off portion of your account statement. You may invest up to $100,000 per calendar quarter under the Stock Purchase feature of the Plan. The optional cash payments and the Enrollment Application, when completed, should be mailed to Broadridge Corporate Issuer Solutions, Inc., which is the Administrator, in the envelope provided for your convenience.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

Some of the statements contained, or incorporated by reference, in this prospectus may include projections, predictions, expectations or statements as to beliefs or future events or results or refer to other matters that are not historical facts. Such statements constitute forward-looking statements and are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking statements are based on various factors and were derived using numerous assumptions. In some cases, you can identify these forward-looking statements by words like “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “intend”, “believe”, “estimate”, “predict”, “potential”, or “continue” or the negative of those words and other comparable words. You should be aware that those statements reflect only our predictions. If known or unknown risks or uncertainties should materialize, or if underlying assumptions should prove inaccurate, actual results could differ materially from past results and those anticipated, estimated or projected. You should bear this in mind when reading this prospectus and not place undue reliance on these forward-looking statements. Factors that might cause such differences include, but are not limited to:

•	the risk that the weak national and local economies and depressed real estate and credit markets caused by the recent global recession will continue to decrease the demand for loan, deposit and other financial services and/or increase loan delinquencies and defaults;

•	changes in market rates and prices may adversely impact the value of securities, loans, deposits and other financial instruments and the interest rate sensitivity of our balance sheet;

•	our liquidity requirements could be adversely affected by changes in our assets and liabilities;

•	the effect of legislative or regulatory developments, including changes in laws concerning taxes, banking, securities, insurance and other aspects of the financial services industry;

•	competitive factors among financial services organizations, including product and pricing pressures and our ability to attract, develop and retain qualified banking professionals;

•	the effect of changes in accounting policies and practices, as may be adopted by the Financial Accounting Standards Board, the SEC, the Public Company Accounting Oversight Board and other regulatory agencies; and

•	the effect of fiscal and governmental policies of the United States federal government.

You should also consider carefully the statements under the heading “RISK FACTORS” starting on page 5, including the statements incorporated by reference into that section, and in the other sections of this prospectus, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements and could materially and adversely affect our business, operating results and financial condition. Also note that we provide cautionary discussion of risks, uncertainties and possibly inaccurate assumptions relevant to our businesses in our periodic and current reports filed with the SEC and incorporated by reference in this prospectus and in prospectus supplements and other offering materials. The risks discussed in this prospectus and in the other documents referenced above are factors that, individually or in the aggregate, management believes could cause our actual results to differ materially from expected and historical results. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider such disclosures to be a complete discussion of all potential risks or uncertainties.

The forward-looking statements speak only as of the date on which they are made, and, except to the extent required by federal securities laws, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

RISK FACTORS

An investment in shares of our common stock involves certain risks. The significant risks and uncertainties related to our common stock of which we are aware are discussed below. The significant risks and uncertainties related to us and our business of which we are aware are discussed in Item 1A of Part I of our Annual Report on Form 10-K for the year ended December 31, 2013 under the heading “Risks Relating to First United Corporation and its Affiliates”, which discussion is incorporated by reference in this prospectus. You should carefully consider these risks and uncertainties before you decide to buy shares of our common stock. Any of these factors could materially and adversely affect our business, financial condition, operating results and prospects and could negatively impact the market price of our common stock. If any of these risks materialize, you could lose all or part of your investment. Additional risks and uncertainties that we do not yet know of, or that we currently think are immaterial, may also impair our business operations. You should also consider the other information contained in and incorporated by reference in this prospectus, including our financial statements and the related notes, before deciding to purchase shares of our common stock. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks discussed above.

The shares of our common stock are not insured.

The shares of our common stock are not deposits and are not insured against loss by the FDIC or any other governmental or private agency.

First United Corporation and the Bank have entered into informal agreements with their regulators that limit their ability to pay dividends and make other distributions on their outstanding securities.

We have entered into an informal agreement with the Federal Reserve Bank of Richmond (the “Reserve Bank”) pursuant to which we agreed not to pay dividends on outstanding shares of our common stock or on outstanding shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”) or make interest payments under our junior subordinated debentures (“TPS Debentures”) underlying the trust preferred securities issued by the Trusts, or take any other action that reduces regulatory capital without the prior approval of the Reserve Bank. The Bank has entered into a similar agreement with the FDIC and the Maryland Department of Labor, Licensing & Regulation – Office of the Commissioner of Financial Regulation (the “Maryland Commissioner”). These agreements give our regulators the ability to prohibit a proposed dividend payment, or any other distribution with respect to outstanding securities, including the repurchase of common stock, at a time or times when applicable banking and corporate laws would otherwise permit such a dividend or distribution. There is no requirement that our regulators take consistent approaches when exercising their powers under these agreements. For example, even though the Reserve Bank might approve our payment of a particular dividend, that dividend could be effectively prohibited by the FDIC and/or the Maryland Commissioner if we intended to fund that dividend through a dividend by the Bank and the FDIC and/or the Maryland Commissioner were to deny the Bank’s dividend request. Similarly, even though the FDIC and the Maryland Commissioner might approve a dividend by the Bank to us, the Reserve Bank could prevent us from using that dividend to make a distribution to the holders of our common stock, Series A Preferred Stock, or TPS Debentures. These agreements increase the likelihood that we will realize the other risks discussed below related to our ability to pay dividends and make other distributions.

The terms of the Series A Preferred Stock limit our ability to pay dividends and make other distributions on our common stock, and our deferral of dividend payments under the Series A Preferred Stock has triggered additional dividend restrictions.

The terms of the Series A Preferred Stock prohibit us from declaring or paying any dividends or making other distributions on the outstanding shares of our common stock, and from repurchasing, redeeming or otherwise acquiring shares of our common stock, if we are in arrears on any quarterly cash dividend due on the Series A Preferred Stock. On November 15, 2010, at the request of the Reserve Bank, we elected to defer regularly scheduled quarterly cash dividend payments under the Series A Preferred Stock, starting with the dividend payment that was due on November 15, 2010. As a result, we are currently prohibited from declaring or paying dividends on the outstanding shares of our common stock. We cannot predict when, or if, we will be able to pay accrued and future dividends on the Series A Preferred Stock or, thus, the common stock.

Our ability to pay dividends on our capital securities is also subject to the terms of the outstanding TPS Debentures, which prohibit us from paying dividends during an interest deferral period.

In March 2004, we issued approximately $30.9 million of TPS Debentures to Trust I and Trust II in connection with their sales of $30.0 in mandatorily redeemable preferred capital securities to third party investors. Between December 2009 and January 2010, we issued approximately $10.8 million of TPS Debentures to Trust III in connection with its sale of approximately $10.5 million in mandatorily redeemable preferred capital securities to third party investors. The terms of the TPS Debentures require us to make quarterly payments of interest to the Trusts, as the holders of the TPS Debentures, although we have the right to defer payments of interest for up to 20 consecutive quarterly periods. An election to defer interest payments does not constitute an event of default under the terms of the TPS Debentures. The terms of the TPS Debentures prohibit us from declaring or paying any dividends or making other distributions on, or from repurchasing, redeeming or otherwise acquiring, any shares of our common stock or shares of Series A Preferred Stock if we elect to defer quarterly interest payments under the TPS Debentures. In addition, a deferral election will require the Trusts to likewise defer the payment of quarterly dividends on their related trust preferred securities.

On December 15, 2010, at the request of the Reserve Bank, we elected to defer regularly scheduled quarterly interest payments under the TPS Debentures, starting with the interest payments due in March 2011, and this deferral required the Trusts to defer regular quarterly dividend payments on their trust preferred securities. In February 2014, we received approval from the Reserve Bank to terminate that deferral by making the quarterly interest payments due to the Trusts in March 2014. The approval was limited to the March 2014 quarterly interest payments, so our ability to make interest payments in any future quarter will be contingent on our receipt of approval thereof from the Reserve Bank. In addition, it should be noted that our ability to make future quarterly interest payments under the TPS Debentures will depend in large part on our receipt of dividends from the Bank, and the Bank may pay dividends only with the prior approval of the FDIC and the Maryland Commissioner. Although the FDIC and the Maryland Commissioner have authorized the Bank to pay dividends in an aggregate amount necessary for us to make the quarterly interest payments due in March 2014, June 2014, September 2014 and December 2014, that approval is subject to revocation by the FDIC and the Maryland Commissioner at any time if they determine that the Bank’s financial condition and/or results of operations do not support the dividend. As a result of these limitations, no assurance can be given that we will make the quarterly interest payments due under the TPS Debentures in any future quarter. If we and/or the Bank do not receive the approvals necessary for us to make any future quarterly interest payment, then we will be required to again elect to defer interest payments, with the result that we will be prohibited from paying cash dividends on or making other distributions with respect to the shares of our common stock or the shares of our Series A Preferred Stock.

Applicable banking and Maryland laws impose additional restrictions on the ability of First United Corporation and the Bank to pay dividends and make other distributions on their capital securities, and, in any event, the payment of dividends is at the discretion of the boards of directors of First United Corporation and the Bank.

Our ability to pay dividends on our securities will depend primarily on our receipt of dividends from the Bank. No assurance can be given that the Bank will be able to pay dividends to us in the future. Both federal and state laws impose restrictions on the ability of the Bank to pay dividends. Under Maryland law, a state-chartered commercial bank may pay dividends only out of undivided profits or, with the prior approval of the Maryland Commissioner, from surplus in excess of 100% of required capital stock. If, however, the surplus of a Maryland bank is less than 100% of its required capital stock, cash dividends may not be paid in excess of 90% of net earnings. In addition to these specific restrictions, bank regulatory agencies have the ability to prohibit proposed dividends by a financial institution which would otherwise be permitted under applicable regulations if the regulatory body determines that such distribution would constitute an unsafe or unsound practice. Banks that are considered “troubled institution” are prohibited by federal law from paying dividends altogether. Notwithstanding the foregoing, shareholders must understand that the declaration and payment of dividends and the amounts thereof are at the discretion of our Board of Directors. Thus, even at times when we are not prohibited from paying cash dividends on our capital securities, neither the payment of such dividends nor the amounts thereof can be guaranteed.

Our common stock is not heavily traded.

Our common stock is listed on the NASDAQ Global Select Market, but shares are not heavily traded. Securities that are not heavily traded can be more volatile than stock trading in an active public market. Factors such as our financial results, the introduction of new products and services by us or our competitors, and various factors affecting the banking industry generally may have a significant impact on the market price of the shares the common stock. Management cannot predict the extent to which an active public market for our common stock will develop or be sustained in the future. Accordingly, holders of our common stock may not be able to sell their shares at the volumes, prices, or times that they desire.

Our Articles of Incorporation and Bylaws and Maryland law may discourage a corporate takeover.

Our Amended and Restated Articles of Incorporation (the “Charter”) and our Amended and Restated Bylaws, as amended (the “Bylaws”) contain certain provisions designed to enhance the ability of our Board of Directors to deal with attempts to acquire control of the Corporation. First, the Board of Directors is classified into three classes. Directors of each class serve for staggered three-year periods, and no director may be removed except for cause, and then only by the affirmative vote of either a majority of the entire Board of Directors or a majority of the outstanding voting stock. Second, the Board has the authority to classify and reclassify unissued shares of stock of any class or series of stock by setting, fixing, eliminating, or altering in any one or more respects the preferences, rights, voting powers, restrictions and qualifications of, dividends on, and redemption, conversion, exchange, and other rights of, such securities. The Board could use this authority, along with its authority to authorize the issuance of securities of any class or series, to issue shares having terms favorable to management to a person or persons affiliated with or otherwise friendly to management. In addition, the Bylaws require any shareholder who desires to nominate a director to abide by strict notice requirements.

Maryland law also contains anti-takeover provisions that apply to us. The Maryland Business Combination Act generally prohibits, subject to certain limited exceptions, corporations from being involved in any “business combination” (defined as a variety of transactions, including a merger, consolidation, share exchange, asset transfer or issuance or reclassification of equity securities) with any “interested shareholder” for a period of five years following the most recent date on which the interested shareholder became an interested shareholder. An interested shareholder is defined generally as a person who is the beneficial owner of 10% or more of the voting power of the outstanding voting stock of the corporation after the date on which the corporation had 100 or more beneficial owners of its stock or who is an affiliate or associate of the corporation and was the beneficial owner, directly or indirectly, of 10% percent or more of the voting power of the then outstanding stock of the corporation at any time within the two-year period immediately prior to the date in question and after the date on which the corporation had 100 or more beneficial owners of its stock. The Maryland Control Share Acquisition Act applies to acquisitions of “control shares”, which, subject to certain exceptions, are shares the acquisition of which entitle the holder, directly or indirectly, to exercise or direct the exercise of the voting power of shares of stock of the corporation in the election of directors within any of the following ranges of voting power: one-tenth or more, but less than one-third of all voting power; one-third or more, but less than a majority of all voting power or a majority or more of all voting power. Control shares have limited voting rights.

Although these provisions do not preclude a takeover, they may have the effect of discouraging, delaying or deferring a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the common stock. Such provisions will also render the removal of the Board of Directors and of management more difficult and, therefore, may serve to perpetuate current management. These provisions could potentially adversely affect the market prices of our securities.

DESCRIPTION OF THE PLAN

The following is a question and answer statement of the provisions of the Plan. The Plan was authorized by our Board of Directors and has been in effect since January 9, 1989. The Plan will continue until the earlier of the date that all shares registered under the Plan have been sold or the date we terminate the Plan.

Purpose

1.	What is the purpose of the Plan?

The purpose of the Plan is to provide holders of our common stock with a convenient method of investing some or all of their cash dividends in shares of common stock and of making optional cash investments in additional shares of common stock. The Plan permits us, at our election, to use shares purchased in the open market or in negotiated transactions or to use our authorized but unissued shares to satisfy the Plan’s requirements. The Plan originally reserved 250,000 shares of common stock to be made available for purchase, but our Board of Directors amended the Plan on March 28, 2012 to make available an additional 770,141 shares. To date, 220,141 shares have been sold under the Plan. Accordingly, as of the date of this prospectus, 800,000 shares remain available for purchase under the Plan.

Advantages

2.	What are the advantages of the Plan?

Under the Dividend Reinvestment feature of the Plan, participants may have some or all of the cash dividends paid on their shares of common stock automatically reinvested in additional shares of common stock. The Stock Purchase feature provides participants with the ability to make optional cash investments at any time (in a minimum amount of $50 per investment and a maximum of $100,000 per calendar quarter), whether or not they elect to reinvest dividends. Full investment of funds is possible under the Plan, whether or not there is a sufficient amount to buy a whole share, because the Plan permits fractions of shares, as well as full shares, to be credited to participants’ accounts. In addition, dividends in respect of such fractions, as well as full shares, will be credited to participants’ accounts. Participants avoid safekeeping requirements and record keeping costs for shares credited to their accounts through the free custodial service and reporting provisions of the Plan. Statements of account will be furnished to participants on a quarterly basis to provide simplified record keeping.

Administration

3.	Who administers the Plan?

Broadridge Corporate Issuer Solutions, Inc. is the Administrator of the Plan. The Administrator’s address is 1717 Arch Street, Suite 1300, Philadelphia, Pennsylvania 19103. The Administrator keeps records, sends statements of account to Participants and performs other duties relating to the Plan.

In administering the Plan, the Administrator will not be liable for any act done or any omission to act in good faith, including, without limitation, any claims of liability: (a) arising out of a failure to terminate a participant’s account upon the participant’s death prior to receipt of notice in writing of such death; (b) with respect to the prices at which shares of our common stock are purchased or sold, regarding the times when or the manner in which such purchases or sales are made, the decision whether to purchase such shares of common stock on the open market, in negotiated transactions, or from us, or fluctuations in the market value of the common stock; or (c) regarding any matters relating to the operation or management of the Plan. The Administrator may not create a lien on any funds, securities or other property held under the Plan.

Neither we nor the Administrator can assure that a Participant will realize any profit in connection with shares of common stock purchased pursuant to the Plan or protect a participant against a loss in connection with the shares purchased for the participant under the Plan in accordance with the participant’s instructions as indicated on the Authorization Form. It is up to each participant to make a decision regarding the sale of any shares owned by the participant, including shares credited to the participant’s Plan account.

Participation – Dividend Reinvestment Feature

4.	Who is eligible to participate in the Plan?

All holders of record of shares of common stock are eligible to participate in the Plan. To be eligible to participate in the Plan, beneficial owners of shares of common stock whose shares are registered in names other than their own (for instance, in the name of a broker) must become shareholders of record by having such shares transferred into their own names or make arrangements with their broker, bank or other nominee to participate on their behalf.

A shareholder will not be eligible to participate in the Plan if he or she resides in a jurisdiction in which it is unlawful for us to permit participation. A shareholder’s right to participate in the Plan is not transferable apart from a transfer of his or her shares of common stock to another person.

5.	How does a shareholder participate?

A shareholder may join the Plan at any time by completing the Authorization Form for Dividend Reinvestment and delivering it to the Administrator. A shareholder who does not wish to participate in the Plan will continue to receive dividends, as declared, by check or automatic clearing house (ACH) without any further action on the part of the participant.

6.	When will participation begin?

Cash dividends, when declared, are generally paid on the first business day of February, May, August, and November (each, a “Dividend Payment Date”) to shareholders of record on the record date for each dividend. If the Administrator receives an Authorization Form from a shareholder entitled to a dividend by the record date for that dividend, then the Plan will go into effect for that shareholder with that dividend payment (and will apply to subsequent dividends). If the Authorization Form is received after that record date, then any dividend payable with respect to that record date will be paid in cash and the shareholder’s participation in the Plan will begin with the next Dividend Payment Date. See Question Nos. 8 through 11 for information concerning the making of optional cash investments and the timing of optional cash investments.

The Plan does not represent a change in our dividend policy, nor does it represent a guarantee of future dividends, which are subject to the discretion of our Board of Directors. The declaration of future dividends will depend upon a number of factors, including our future earnings, our capital requirements, regulatory constraints, and our financial condition as well as that of First United Bank & Trust and our other subsidiaries.

7.	What does the Authorization Form provide?

The Authorization Form allows each shareholder to decide the extent to which he or she will participate in the Plan. In addition, the shareholder, by checking the appropriate box on the Authorization Form, may make optional cash investments.

The Administrator will use cash dividends, plus any optional cash investments received from a participant, to purchase additional shares of common stock. Cash dividends on shares of common stock credited to a participant’s account under the Plan are always automatically reinvested regardless of which investment option is selected.

Optional Cash Investments – Stock Purchase Feature

8.	Who is eligible to make optional cash investments?

Participants who have enrolled in the Plan are eligible to make optional cash investments regardless of whether they have authorized the reinvestment of dividends.

9.	How does a participant make optional cash investments?

A Plan participant may make an optional cash investment by completing the Optional Cash Investment Form and delivering it to the Administrator, along with a check in the amount of the investment, prior to the next Dividend Payment Date (See Question No. 6 and Question No. 11). A participant may also use the cash investment form that will be attached to each statement of account sent to participants by the Administrator. If we do not declare a dividend in a particular quarter, then the term “Dividend Payment Date” as used in this prospectus, for purposes of determining the timely receipt of optional cash investment instructions, will be deemed to be the first business day of February, May, August or November, as the case may. Checks should be made payable to Broadridge Corporate Issuer Solutions, Inc. The Administrator will apply any optional cash investments received from a participant to the purchase of shares of common stock for the account of that participant.

If a participant chooses to participate only in the Stock Purchase feature of the Plan, we will pay cash dividends, if declared, on shares registered in the participant’s name in the usual manner and the Administrator will apply any optional cash investments received from the participant to the purchase of additional shares of common stock for the participant’s account under the Plan. Shares of common stock purchased with optional cash investments and credited to the account of the participant will automatically be enrolled in the Dividend Reinvestment feature of the Plan. Accordingly, cash dividends paid on such shares will be reinvested in additional shares of common stock.

10.	What are the limitations on making optional cash investments?

The option to make cash investments is available to each participant at any time; however, optional cash investments by a participant may not be less than $50 per investment nor more than $100,000 in the aggregate per calendar quarter. The same amount need not be sent each quarter and there is no obligation to make an optional cash investment in every quarter.

11.	When will the Administrator invest optional cash investments?

Optional cash investments received on or before a Dividend Payment Date will be held by the Administrator and combined with funds received from that dividend, if any, for the purchase of common stock under the Plan. Any optional cash investment received after the Dividend Payment Date will be returned to the participant. Participants are urged to mail forms and checks at least five (5) days prior to a Dividend Payment Date to ensure timely receipt, but in no event should forms and checks be mailed more than 30 days prior to the Dividend Payment Date. Neither we nor the Administrator can control the delivery of mail, and, therefore, neither we nor the Administrator will be responsible if an optional cash investment is not made due to a delay in the delivery of a participant’s check. Any optional cash investments received more than 30 days prior to a Dividend Payment Date will be returned to the participant.

No interest will be paid by the Administrator on optional cash investments held by the Administrator.

Purchases

12.	How many shares of common stock will be purchased by participants?

The number of shares that will be purchased by each participant depends on the aggregate amount of the participant’s dividends to be reinvested, taking into account dividends on shares credited to the participant’s account under the Plan, the amount of the participant’s optional cash investments, and the applicable purchase price of the shares of common stock (see Question No. 13). A participant’s account will be credited with that number of shares, including fractional shares computed to four decimal places, equal to the total amount to be invested divided by the applicable purchase price.

We reserve the right to limit the maximum number of shares that we sell to participants with respect to any Dividend Payment Date (under both the Dividend Reinvestment feature and the Stock Purchase feature) to the number of shares that would have been sold if all dividends paid on that date were reinvested under the Plan. If, with respect to any Dividend Payment Date, we exercise such right and as a result there are insufficient shares available after investment of participants’ dividends to permit investment of all optional cash investments received, shares available for optional cash investments will be allocated among all participants making optional cash investments in proportion to the amounts of their optional cash investments. The Administrator will refund any payments by participants that are not invested due to this limitation.

13.	When and at what price will shares of common stock be purchased under the Plan?

Shares of common stock will be purchased with reinvested dividends and optional cash investments under the Plan at such times as the Administrator may determine, as promptly as reasonably practicable after a dividend is paid, and in no event later than 21 days after such Dividend Payment Date. No interest will be paid on funds held by the Administrator under the Plan. If the Administrator buys any shares in the open market or in privately negotiated transactions, it will not allocate any shares to participants’ accounts until it has acquired sufficient shares from us and/or others to cover the quarterly purchases for all participants.

We, in our sole discretion, will decide whether shares will be purchased in the open market, in privately negotiated transactions, or directly from us. As of the date of this prospectus, we anticipate funding participants’ purchases primarily with newly issued shares, although there can be no assurance that this will actually be the case.

The price at which newly issued shares will be purchased under the Plan will be 100% of “fair market value”. For purposes of the Plan, the “fair market value” of a share of common stock will be the average of the high and low sales prices of common stock as quoted on The NASDAQ Stock Market for the 20 trading days immediately preceding the date of purchase. In no event, however, will the fair market value of a share be less than its par value at the time of sale. Currently, the par value of our common stock is $.01 per share. Notwithstanding the foregoing, we reserve the right to reduce the price at which shares will be purchased, and to change the manner in which such price is calculated, at any time. If we change the purchase price, we will file an amendment or prospectus supplement to this prospectus which will describe the new purchase price.

If the Administrator buys shares in the open market or in negotiated transactions to fund the Plan, then the purchase price recognized by participants will be the weighted average price at which the shares are actually purchased over a period of up to 21 calendar days following an investment date, without regard to dealer mark-ups, brokerage commissions and/or other brokerage expenses. We will pay all applicable dealer mark-ups, brokerage commissions and/or other expenses charged by the brokers or dealers through whom the shares are purchased.

The Administrator may in its discretion commingle the funds represented by dividends to be reinvested and participants’ optional cash investments for the purpose of forwarding purchase orders and may offset purchase and sale orders for the same investment date.

The Administrator will hold the shares purchased under the Plan in each participant’s name, or, if a broker or other nominee is participating on behalf of a beneficial owner, in the broker’s name or other nominee’s name, but the Administrator will have no responsibility for the value of such shares after their purchase.

Our common stock is not-heavily-traded. Thus, depending on the number of shares involved, purchases in the open market to satisfy the requirements of the Plan may have a significant effect on prevailing market prices, which could result in the payment of higher prices for shares than would be the case if the Plan was not in effect. Additionally, because the prices at which shares are purchased under the Plan are determined as of specified dates or as of dates otherwise beyond the control of participants, participants may lose any advantage otherwise available from being able to select the timing of their investments. For example, because the price charged to participants for shares purchased in the open market or in negotiated transactions is the weighted average price at which the shares are actually purchased over a 21-day period following an investment date, participants may pay a higher price for shares purchased under the Plan than for shares purchased on the investment date outside of the Plan.

Our common stock is currently listed on The NASDAQ Global Select Market under the symbol “FUNC”.

14.	May a participant purchase shares through the Plan but have dividends on those shares sent directly to him or her?

No. The purpose of the Plan is to provide participants with a convenient method of purchasing shares of common stock and having the dividends on those shares reinvested. Accordingly, dividends paid on shares held in the Plan will be automatically reinvested in additional shares of common stock.

Costs

15.	Are any fees or expenses charged to participants in connection with participation in the Plan?

Participants will not pay any service charges in connection with the Plan, as we will pay the expenses of administering the Plan and any dealer mark-ups, brokerage commissions and other expenses charged in connection with the purchase of shares of common stock with reinvested dividends or optional cash investments. However, participants who sell their shares through the Plan will pay standard dealer mark-ups, brokerage commissions and other expenses charged in connection with such sales (see Question No. 27).

Reports to Participants

16.	How will participants be advised of the purchase of shares of common stock?

As soon as practicable after each quarterly purchase of shares, each participant will receive a statement of account. These statements are the participant’s continuing record of the cost of purchases and should be retained for tax purposes. Participants also will receive copies of the same communications sent to all other shareholders, including the quarterly reports, annual report, notice of annual meeting and proxy statement, and income tax information for reporting dividends paid.

Dividends

17.	Will Participants be credited with dividends on shares held in their account under the Plan?

Yes. We pay dividends, as declared, to the record holders of all shares of our common stock. As the record holder of shares purchased under the Plan for participants, the Administrator will receive dividends for all Plan shares held on the record date. The Administrator will credit such dividends to participants’ accounts in the Plan on the basis of full and fractional shares held in their respective accounts and will reinvest such dividends in additional shares.

Certificates for Shares

18.	Will stock certificates be issued for shares of common stock purchased?

Generally, certificates for shares of common stock purchased under the Plan will not be issued to participants. The number of shares credited to an account under the Plan will be shown on the participant’s statement of account. This additional service protects against loss, theft or destruction of stock certificates.

At the request of a participant, subject to any provision of our Bylaws (as amended and/or restated from time to time) that permits us to institute a system of issuing uncertificated shares, certificates for any number of shares, up to the total number of full shares credited to an account under the Plan, will be issued to the participant. Please see Question No. 35 for information on contacting the Administrator. Any remaining full shares and all fractional shares will continue to be held in the participant’s account.

Shares held in or credited to the account of a participant under the Plan may not be pledged unless and until the participant requests that a certificate for such shares be issued in his or her name.

Certificates for fractional shares will not be issued.

19.	In whose name will accounts be maintained and certificates registered when issued?

An account will be maintained in each participant’s name as shown on our shareholder records at the time the participant joins the Plan. When issued, certificates for full shares will be registered in the name of the person or entity who holds the account.

Upon written request, certificates also can be registered and issued in names other than the account name, subject to compliance with any applicable laws and the payment by the Participant of any applicable taxes, provided that the request bears the signatures of the participant and the signature is guaranteed by a financial institution, broker or dealer that is a member of the Securities Transfer Agent Medallion Program.

Changing Method of Participation and Withdrawal

20.	How does a participant change his or her method of participation?

A participant may change his or her method of participation at any time by completing a new Authorization Form and mailing it to the Administrator (see Question 35 for information on contacting the Administrator). The change will apply as of the next Dividend Payment Date after the Administrator receives the new Authorization Form.

21.	May a participant withdraw from the Plan?

Yes. The Plan is entirely voluntary and a participant may withdraw at any time.

If the request to withdraw is received by the Administrator prior to record date for a dividend, the amount of the dividend, and any optional cash investment that would otherwise have been invested, will be paid as soon as practicable to the withdrawing participant. Thereafter, all dividends will be paid in cash. A shareholder may re-enroll in the Plan at any time.

22.	How does a participant withdraw from the Plan?

To withdraw from the Plan, a participant must notify the Administrator that he or she wishes to withdraw. Please see Question No. 35 for information on contacting the Administrator. Upon a participant’s withdrawal from the Plan or the termination of the Plan by us, a certificate for full shares credited to the participant’s account under the Plan will be issued and a cash payment will be made for any fractional shares.

23.	What happens to fractional shares registered in the participant’s Plan account when he or she withdraws from the Plan?

When a participant withdraws from the Plan, a cash adjustment representing any fractional shares will be mailed directly to the participant. The cash adjustment will be based on the closing sales price of the common stock as quoted on The NASDAQ Global Select Market (or such other exchange as the common stock is then listed) for the trading day immediately preceding the date on which the withdrawal request is received by the Administrator.

Federal Income Tax Consequences

24.	What are the federal income tax consequences of participation in the Plan?

A participant will be treated for Federal income tax purposes as having received on each Dividend Payment Date the full amount of the cash dividend, if any, payable on that date with respect to shares of common stock owned by the participant, including shares registered in the participant’s name and shares held for the participant’s Plan account, even though that amount is not actually received by the participant in cash but is instead applied to the purchase of new shares for the participant’s account.

As stated in Question No. 15, we will pay all trading expenses when shares are purchased from others in the open market or in privately-negotiated transactions (whether pursuant to the Dividend Reinvestment Feature or the Stock Purchase Feature). All trading expenses paid on a participant’s behalf will be deemed to be a distribution by us to that participant and will be taxable as a dividend.

A participant will not recognize any taxable income when certificates are issued to the participant for shares credited to the participant’s Plan account, regardless of whether the certificates are issued upon the participant’s request or withdrawal from the Plan, or upon termination of the Plan.

Information returns will be sent to each participant and to the Internal Revenue Service during each year. These returns will show the amount of dividends paid to a participant’s Plan account (i.e., Form 1099-DIV), as well as any proceeds that a participant receives from sales of shares from his or her Plan account (i.e., Form 1099-B).

25.	When and how will gains and losses on shares be determined?

A participant will realize a gain or loss whenever he or she sells shares purchased under the Plan. The amount of gain or loss will be the difference between the amount the participant receives for his or her shares in that sale and his or her cost basis for those shares. The cost basis of a share acquired directly from us will equal its “fair market value”, as defined for Federal income tax purposes, on the date we pay the dividend or the date the Administrator buys shares with optional cash payments, as applicable. The cost basis of a share purchased in the open market or in a privately negotiated transaction will equal its purchase price plus any trading expenses that we pay on behalf of the participant.

In the case of foreign shareholders whose dividends are subject to United States income tax withholding, or domestic shareholders whose dividends are subject to United States backup withholding, the Administrator will, to the extent permitted by law, invest in shares of common stock an amount equal to the dividends less the amount of tax required to be withheld in each case. The regular statements of account confirming purchases made for such participants will indicate the amount of tax withheld.

26.	When does the holding period begin for purposes of determining gain or loss?

When the Administrator buys shares of common stock only from us, then the holding period for the shares will begin on the day after the Dividend Payment Date for shares purchased with reinvested dividends, and on the day after the Administrator buys shares with optional cash investments.

When the Administrator buys any shares from others, either in the open market or in privately negotiated transactions, then the holding period for those shares will begin on the day after the Administrator allocates shares to the participants’ Plan accounts.

THE ANSWERS TO QUESTIONS NOS. 24 THROUGH 26 ARE ONLY SUMMARIES AND ARE BASED ON OUR UNDERSTANDING OF CURRENT FEDERAL INCOME TAX LAWS. THESE SUMMARIES DO NOT PURPORT TO ADDRESS THE PARTICULAR CIRCUMSTANCES OF INDIVIDUAL PARTICIPANTS. MOREOVER, THEY DO NOT INCLUDE A DISCUSSION OF STATE OR LOCAL INCOME TAX LAW CONSEQUENCES OF PARTICIPATING IN THE PLAN. PARTICIPANTS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL AND/OR FOREIGN TAX CONSEQUENCES APPLICABLE TO THEM.

Other Information

27.	Can Plan shares be sold through the Plan?

Yes. Participants may sell some or all of the shares of common stock credited to their Plan accounts at any time by contacting the Administrator and requesting that certain shares be sold (see Question No. 35 for information on contacting the Administrator). The Administrator will record sales orders on the date of receipt. The Administrator will contact a registered securities broker-dealer and request that the broker-dealer execute a sales order on behalf of the participant in the open market, in negotiated transactions, or by selling the shares to us, as soon as reasonably practicable after receipt of the participant’s request. The proceeds received by the participant will be based on the weighted average sales price per share (including trading fees and other applicable taxes) of the aggregate number of shares sold for the Plan. After settlement of the sale, the Administrator will mail a check to the participant for the proceeds of the sale, less a brokerage commission payable to the broker-dealer effecting the sale and any applicable transfer taxes. The amount of the brokerage commission will depend on the number of shares sold and may differ from broker-dealer to broker-dealer. Participants may obtain information about the brokerage commission for a particular transaction by contacting the Administrator. Please note that the Administrator cannot and does not guarantee the actual sale date or price, nor can it stop or cancel any outstanding sales or issuance requests. All sale requests are final.

Alternatively, a participant may sell his or her shares through a broker of the participant’s choice, in which case the participant must first request a certificate for those shares from the Administrator (see Question No. 18 for instructions on how to obtain a certificate).

28.	What if a participant sells or otherwise disposes of all of his or her shares not held in the Plan?

The disposition by a participant of all shares of common stock registered in his or her name that are not credited to the participant’s account under the Plan will have no effect on the shares credited to the participant’s Plan account, and, unless otherwise instructed by the participant, the Administrator will continue to reinvest the dividends on the shares credited to that account.

29.	If additional shares of common stock are sold through a rights offering, how will the rights of the Plan be handled?

If we engage in a rights offering, then a participant will receive rights based upon shares held of record in his or her name and upon whole shares credited to his or her account under the Plan. Rights issued in respect of shares credited to an account will be issued to the participant in his or her name.

30.	What happens if a stock dividend is issued or a stock split is declared on shares of common stock?

Any shares issued by us as a stock dividend or in a stock split on shares of common stock credited to the account of a participant under the Plan will be added to the participant’s account. Any shares issued by us as a stock dividend or in a stock split on shares of common stock held directly by a participant will be mailed to the participant in the same manner as to shareholders who are not participating in the Plan.

31.	How will a participant’s shares credited to the Plan be voted at meetings of shareholders?

Prior to a meeting of shareholders, each participant will be provided with an instruction form that can be used by the participant to direct the vote of shares of common stock held in the participant’s Plan account. If the form is completed and returned as provided in the form, all shares held in that participant’s Plan account will be voted in accordance with the participant’s instructions. If the participant desires to vote in person at the meeting, a proxy for shares credited to the participant’s Plan account may be obtained upon written request received by the Administrator at least 15 days before the meeting.

If no instructions are received on a properly executed returned proxy card or returned instruction form with respect to any item thereon, all of a participant’s shares (both those registered in the participant’s name, if any, and those credited to the participant’s Plan account) will be voted (in the same manner as for non-participating shareholders who return proxies and do not provide instructions) in accordance with management’s recommendations. If the proxy card or instruction form is not returned, or if it is returned unsigned, none of the participant’s shares will be voted unless the Participant votes in person.

32.	May the Plan be changed or discontinued?

We reserve the right to make modifications to the Plan, including to change the price at which newly issued shares will be purchased from us under the Plan, and to suspend or terminate the Plan at any time. Any such modification, suspension or termination will be announced to participants and to nonparticipating shareholders.

33.	Who interprets and regulates the Plan?

We have the right to interpret and regulate the Plan as we deem necessary or desirable in connection with the operation of the Plan.

34.	Can First United Corporation temporarily curtail or suspend purchases or sales of common stock under the Plan?

Yes. We may temporary curtail or suspend purchases or sales of common stock at any time if such purchases or sales would in the Administrator’s judgment contravene, or be restricted by, applicable regulations, interpretations or orders of the SEC, any other governmental commission, agency or instrumentality, any court, securities exchange or other self-regulatory organization. The Administrator shall not be accountable, or otherwise liable, for failure to make purchases of sales at such times and under such circumstances.

35.	How can I contact the Administrator regarding questions and other matters?

Questions regarding enrollment, purchase or sale of shares of common stock, and other transactions or services offered pursuant to the Plan should be directed to the Administrator:

- Through the Internet

You can obtain information and take certain other actions regarding your account by visiting www.shareholder.broadridge.com and clicking “Shareholder Logon”. To gain access, you will need your account number and a password, which you must obtain from the Administrator by telephone (see below).

- By Telephone

You may direct your questions and sale requests to shareowner customer service at its toll-free number (within the United States and Canada) at 800-733-1121.

Customer Service Representatives are available from 8:30 a.m. to 5:30 p.m., Eastern Standard Time, Monday through Friday (except holidays).

- In Writing

You may also send questions and sale requests to the Administrator at the following address:

Broadridge Corporate Issuer Solutions, Inc.

1717 Arch Street, Suite 1300

Philadelphia, Pennsylvania 19103.

Be sure to include your name, address, daytime phone number, social security or taxpayer identification number and a reference to First United Corporation on all correspondence.

DESCRIPTION OF THE COMMON STOCK

The following is a summary of the general terms of our common stock based upon our Charter and the Certificate of Designations relating to the Series A Preferred Stock, our Bylaws, and applicable provisions of Maryland law, including the Maryland General Corporation Law, which we refer to as the “MGCL”. Our Charter and Bylaws are incorporated by reference into the registration statement of which this prospectus forms a part as Exhibit 3.1(i) through Exhibit 4.4. The summary does not purport to be exhaustive and is qualified in its entirety by reference to our Charter, the Certificate of Designations, our Bylaws, and applicable provisions of Maryland law. You should read our Charter, the Certificate of Designations and Bylaws for the provisions that are important to you.

We are authorized by our Charter to issue up to 27,000,000 shares of capital stock. Of these shares, 25,000,000 shares are classified as common stock, par value $.01 per share, and 2,000,000 shares are classified as preferred stock, having no par value per share, which may be issued in one or more series having such voting powers, designations, preferences and other rights, qualifications, limitations and restrictions as may be fixed by the Board from time to time. Pursuant to the Certificate of Designations, our Board of Directors has designated 30,000 shares of our preferred stock as Fixed Rate Cumulative Perpetual Preferred Stock, Series A.

In addition to the power to issue shares of our authorized preferred stock in one or more series as discussed above, our Charter permits the Board, without general stockholder approval but subject to the rights of any preferred stock, to classify and reclassify authorized but unissued shares of capital stock of any class or series by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption of the shares of stock.

As of the date of this prospectus, we had 6,210,587 shares of common stock issued and outstanding held by approximately 1,751 shareholders of record. In addition, we had 30,000 shares of the Series A Preferred Stock issued and outstanding held by one owner of record, and one outstanding warrant to purchase 326,323 shares of our common stock at an exercise price of $13.79 per share that expires on January 30, 2019.

General

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Holders of shares of common stock are not entitled to cumulative voting rights in the election of directors. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratable dividends which are declared by our Board of Directors out of funds legally available for such a purpose. Our ability to pay dividends on the shares of common stock is subject to federal and state banking and corporate law limitations and limitations imposed by the terms of our other outstanding securities, all as discussed below. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences, if any, on any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. The common stock is not redeemable. All of the outstanding shares of our common stock are fully paid and non-assessable.

The Transfer Agent for the common stock is Broadridge Corporate Issuer Solutions, Inc.

Voting Limitations

The terms of our Series A Preferred Stock provide that whenever, at any time or times, dividends payable on the outstanding shares of the Series A Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more, whether or not consecutive, the authorized number of directors then constituting our Board of Directors will automatically be increased by two, from 13 directors to 15 directors (based on the current board structure). Thereafter, holders of the Series A Preferred Stock, together with holders of any outstanding stock having voting rights similar to the Series A Preferred Stock, voting as a single class, will be entitled to fill the vacancies created by the automatic increase by electing up to two Preferred Stock Directors at the next annual meeting (or at a special meeting called for the purpose of electing the Preferred Stock Directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full. The holders of our common stock would not be entitled to vote on the election of Preferred Stock Directors.

Limits on Dividends

We are subject to various bank regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. Because we do not engage directly in any significant income generating business activities, our ability to pay dividends to holders of our common stock is largely dependent upon our receipt of dividends from the Bank. Both federal and state laws impose restrictions on the ability of the Bank to pay dividends. Federal law prohibits the payment of a dividend by an insured depository institution if the depository institution is considered “undercapitalized” or if the payment of the dividend would make the institution “undercapitalized”. Maryland state-chartered banks may pay dividends only out of undivided profits or, with the prior approval of the Maryland Commissioner, from surplus in excess of 100% of required capital stock. If, however, the surplus of a Maryland bank is less than 100% of its required capital stock, then cash dividends may not be paid in excess of 90% of net earnings. In addition to these specific restrictions, bank regulatory agencies have the ability to prohibit a proposed dividend by a financial institution that would otherwise be permitted under applicable law if the regulatory body determines that the payment of the dividend would constitute an unsafe or unsound banking practice.

As a general corporate law matter, the MGCL prohibits us from paying dividends on our capital stock, including the common stock, unless, after giving effect to a proposed dividend, (i) we will be able to pay our debts as they come due in the normal course of business and (ii) our total assets will be greater than our total liabilities plus, unless our Charter permits otherwise, the amount that would be needed, if we were to be dissolved at the time of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights on dissolution are superior to those receiving the dividend. Currently, we have no outstanding class of capital stock with preferential rights upon dissolution that are superior to the Series A Preferred Stock. Notwithstanding our inability to pay dividends pursuant to item (ii) above, we may nevertheless pay dividends out of (a) our net earnings for the fiscal year in which the distribution is made, (b) our net earnings for the preceding fiscal year, or (c) the sum of our net earnings for the preceding eight fiscal quarters.

So long as any shares of the Series A Preferred Stock remain outstanding, unless all accrued and unpaid dividends for all prior dividend periods have been paid or are contemporaneously declared and paid in full, we may not declare or pay any dividends on our common stock, other than a dividend payable solely in common stock.

The terms of our outstanding TPS Debentures permit us to defer payments of interest for up to 20 consecutive quarterly periods. During a deferral period, however, we are prohibited from paying dividends or making other distributions on the shares of our common stock.

Liquidation Rights

The liquidation rights of the holders of our Series A Preferred Stock are senior to the liquidation rights of the holders of our common stock. Accordingly, before any assets may be distributed to the holders of our common stock following our liquidation, the holders of the Series A Preferred Stock must receive an amount per share of Series A Preferred Stock equal to the fixed liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment.

Anti-Takeover Provisions under Maryland Law and Our Charter and Bylaws

The provisions of Maryland law and our Charter and Bylaws we summarize below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the common stock.

Business Combinations under Maryland Law. The Maryland Business Combination Act generally prohibits corporations from being involved in any “business combination” (defined as a variety of transactions, including a merger, consolidation, share exchange, asset transfer or issuance or reclassification of equity securities) with any “interested shareholder” for a period of five years following the most recent date on which the interested shareholder became an interested shareholder. An interested shareholder is defined generally as a person who is the beneficial owner of 10% or more of the voting power of the outstanding voting stock of the corporation after the date on which the corporation had 100 or more beneficial owners of its stock or who is an affiliate or associate of the corporation and was the beneficial owner, directly or indirectly, of 10% percent or more of the voting power of the then outstanding stock of the corporation at any time within the two-year period immediately prior to the date in question and after the date on which the corporation had 100 or more beneficial owners of its stock.

A business combination that is not prohibited must be recommended by the Board of Directors and approved by the affirmative vote of at least 80% of the votes entitled to be cast by outstanding shares of voting stock of the corporation, voting together as a single voting group and two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock held by the interested shareholder who will (or whose affiliate will) be a party to the business combination or by an affiliate or associate of the interested shareholder, voting together as a single voting group, unless, among other things, the corporation’s shareholders receive a minimum price, as defined in the Maryland Business Combination Act for their shares, in cash or in the same form as paid by the interested shareholder for its shares. These provisions will not apply if the Board of Directors has exempted the transaction in question or the interested shareholder prior to the time that the interested shareholder became an interested shareholder. In addition, the Board of Directors may adopt a resolution approving or exempting specific business combinations, business combinations generally, or generally by type, as to specifically identified or unidentified existing or future shareholders or their affiliates from the business combination provisions of the Maryland Business Combination Act.

Control Share Acquisitions. The Maryland Control Share Acquisition Act generally provides that “control shares” of a corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by the shareholders at a meeting by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares. “Control shares” are shares of stock that, if aggregated with all other shares of stock of the corporation previously acquired by a person or in respect of which that person is entitled to exercise or direct the exercise of voting power, except solely by virtue of a revocable proxy, entitle that person, directly or indirectly, to exercise or direct the exercise of the voting power of shares of stock of the corporation in the election of directors within any of the following ranges of voting power: one-tenth or more, but less than one-third of all voting power; one-third or more, but less than a majority of all voting power or a majority or more of all voting power. “Control share acquisition” means the acquisition, directly or indirectly, of control shares, subject to certain exceptions. If voting rights or control shares acquired in a control share acquisition are not approved at a shareholders’ meeting, then, subject to certain conditions, the issuer may redeem any or all of the control shares for fair value. If voting rights of such control shares are approved at a shareholders’ meeting and the acquirer becomes entitled to vote a majority of the shares of stock entitled to vote, all other shareholders may exercise appraisal rights.

Preference Stock Authorization. As noted above under the heading “Capital Stock”, the Charter gives our Board of Directors the authority to, without the approval of the holders of our common stock, issue our authorized preferred stock in one or more series and to classify and reclassify any class or series of our authorized but unissued capital stock. A series of preferred stock and any other shares of capital stock that the Board classifies or reclassifies may possess rights superior to the rights of the holders of our common stock. As a result, this “blank check” stock, while not intended as a defensive measure against takeovers, could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control of the Corporation or make removal of management more difficult.

Advance Notice Procedure for Director Nominations by Shareholders. Our Bylaws allow shareholders to submit director nominations. For nominations to properly come before the meeting, however, the nominating shareholder must have given timely written notice of the nomination to either the Chairman of the Board or the President of the Corporation. To be timely, a nomination must be given not less than 150 days nor more than 180 days prior to the date of the meeting of shareholders called for the election of directors which, for purposes of this requirement, is deemed to be on the same day and month as the annual meeting of shareholders for the preceding year. The notice must contain the following information to the extent known by the notifying shareholder:

•	the name and address of each proposed nominee;

•	the principal occupation of each proposed nominee;

•	the number of shares of our capital stock owned by each proposed nominee;

•	the name and residence address of the notifying shareholder;

•	the number of shares of our capital stock owned by the notifying shareholder;

•	the consent in writing of the proposed nominee as to the proposed nominee’s name being placed in nomination for director; and

•	all information relating to the proposed nominee that would be required to be disclosed by Regulation 14A under the Securities Exchange Act of 1934, as amended, and Rule 14a-11 promulgated thereunder, assuming such provisions would be applicable to the solicitation of proxies for the proposed nominee.

Classified Board; Removal of Directors. Our Charter provides that the members of our Board of Directors are divided into three classes as nearly equal as possible. Each class is elected for a three-year term. At each annual meeting of shareholders, approximately one-third of the members of the Board are elected for a three-year term and the other directors remain in office until their three-year terms expire. Our Charter and Bylaws provide that no director may be removed without cause, which term is defined as a final unappealable felony conviction, unsound mind, adjudication of bankruptcy, or action that causes material injury to the Corporation. Any removal for cause requires either the affirmative vote of the entire Board or the affirmative vote of the holders of at least a majority of our outstanding voting stock. Further, shareholders may attempt to remove a director for cause after service of specific charges, adequate notice and a full opportunity to refute the charges. Thus, control of our Board of Directors cannot be changed in one year without removing the directors for cause as described above; rather, at least two annual meetings must be held before a majority of the members of the Board could be changed. An amendment or repeal of these provisions requires the approval of at least two-thirds of the outstanding voting power of the Corporation entitled to vote on the matter.

USE OF PROCEEDS

To the extent that we sell newly issued shares under the Plan, and not shares purchased from others, we will receive the proceeds. We do not know the number of shares that we will ultimately sell under the Plan, the prices at which we will sell them, or the amount of the proceeds that we will receive.

We intend to add any proceeds that we receive to our general funds to be used for our general corporate purposes. Such purposes may include:

•	Our working capital needs;

•	Possible additional investments in our direct and indirect subsidiaries;

•	Possible acquisitions of other financial institutions or their assets;

•	Possible acquisitions of, or investments in, other businesses of a type eligible for bank holding companies or Maryland-chartered commercial banks;

•	Possible reduction in outstanding indebtedness; and/or

•	Possible repurchase of our Series Preferred Stock and the outstanding common stock purchase warrant.

We may temporarily invest the proceeds in investment-grade securities. We have no specific plans for any proceeds. Our principle purpose in making the offering is to provide our shareholders with a convenient and automatic way to increase their ownership of our common stock.

INDEMNIFICATION OF OUR DIRECTORS AND OFFICERS

Our Charter provides that no director or officer of the Corporation will be personally liable for monetary damages except: (1) to the extent that the person actually received an improper benefit or profit in money, property, or services; or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. An amendment or repeal of this Charter provision requires the approval of at least two-thirds of the outstanding voting power of the Corporation entitled to vote on the matter. This provision may have the practical effect in certain cases of eliminating the ability of our shareholders to collect monetary damages from directors and executive officers. We believe that this provision is necessary to attract and retain qualified persons as directors and executive officers.

Our Bylaws obligate us to indemnify and advance expenses to a director or an officer in connection with a proceeding to the fullest extent permitted by and in accordance with MGCL Section 2-418. However, we may not indemnify a director or an officer in connection with a proceeding commenced by such director or officer against the Corporation or one of its directors or officers unless the board authorized the proceeding. We may indemnify and advance expenses to employees and agents, other than directors and officers, as determined by and in the discretion of the Board, in connection with a proceeding to the extent permitted by and in accordance with MGCL Section 2-418.

MGCL Section 2-418 permits us to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person was a director, officer, employee or agent of First United if he or she (1) acted in good faith, (2) reasonably believed her actions to be in or not opposed to the best interests of First United, (3) did not actually receive an improper personal benefit in money, property, or services, and (4) in a criminal proceeding, had no reasonable cause to believe her conduct was unlawful.

Under MGCL Section 2-418, indemnification may be against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with the proceeding. Indemnification may not be made unless authorized for a specific proceeding after a determination has been made that the director has met the applicable standard of conduct. This determination is required to be made: (1) by the Board of Directors; (2) by special legal counsel selected by the Board of Directors or a committee of the board by vote; or (3) by the shareholders.

We may pay, before final disposition, the expenses, including attorneys’ fees, incurred by a director, officer, employee or agent in defending a proceeding when the director of officer gives and undertaking to the Corporation to repay the amounts advanced if it is ultimately determined that he or she is not entitled to indemnification. We are required to indemnify any director who has been successful on the merits or otherwise, in defense of a proceeding for reasonable expenses incurred in connection with the proceeding.

These indemnification and advancement of expenses provisions are not exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders, vote of directors or otherwise.

EXPERTS

The consolidated statement of financial condition as of December 31, 2013 and 2012, and the consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, incorporated by reference in this prospectus, have been included herein in reliance on the report of ParenteBeard LLC, independent registered public accountants, given on the authority of that firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the securities offered pursuant to this prospectus has been passed upon for us by Gordon Feinblatt LLC, Baltimore, Maryland.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC covering the shares of common stock that may be sold under this prospectus. This prospectus is only a part of that registration statement and does not contain all the information in the registration statement. Because this prospectus may not contain all the information that you may find important, and because references to our contracts and other documents made in this prospectus are only summaries of those contracts and other documents, you should review the full text of the registration statement, as amended from time to time, and the exhibits that are a part of the registration statement. We have included copies of these contracts and other documents as exhibits to the registration statement that contains this prospectus.

We are subject to the information requirements of the Exchange Act, which means we are required to file annual reports, quarterly reports, current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room in Washington, D.C., located at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s Internet site at http://www.sec.gov and from our Internet site at http://www.mybank4.com. However, information found on, or otherwise accessible through, these Internet sites is not incorporated into, and does not constitute a part of, this prospectus or any other document we file or furnish to the SEC. You should not rely on any of this information in deciding whether to purchase the securities.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC’s rules allow us to incorporate information into this prospectus by reference to documents that we have filed with the SEC. This means that we can disclose information to you by referring you to those documents. Any information incorporated by reference is an important part of this prospectus, and you should review that information so that you understand the nature of any investment by you in the securities. We are incorporating by reference the documents listed below (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

(i)         Annual Report on Form 10-K for the year ended December 31, 2013 filed on March 10, 2014 (which includes certain information contained in our definitive proxy statement on Schedule 14A for the 2014 Annual Meeting of Shareholders, filed on March 28, 2014, and incorporated therein by reference);

(ii)        Current Report on Form 8-K filed on February 26, 2014; and

(iii)       Description of our common stock which appears in our Registration Statement on Form 8-A filed on February 19, 1986, or any description of the common stock that appears in any prospectus forming a part of any subsequent registration statement of the Corporation or in any registration statement filed pursuant to Section 12 of the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded to the extent that a statement contained in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will promptly provide without charge to each person to whom this prospectus is delivered a copy of any or all information that has been incorporated herein by reference (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into such information) upon the written or oral request of such person. Written requests should be directed to: First United Corporation, Corporate Secretary, 19 South Second Street, Oakland, Maryland 21550. Telephone requests should be directed to the Corporate Secretary at (888) 692-2654. You also may access the documents that have been incorporated by reference into this prospectus on our website, www.mybank4.com, under the heading “SEC Filings” found under the “Investors” section of the “My Community” tab, or at: http://www.corporatewindow.com/fl/func/func-sec.html.

NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF FIRST UNITED CORPORATION SINCE THE DATE HEREOF. NO DEALER, BROKER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING CONTAINED IN THIS PROSPECTUS, AND INFORMATION OR REPRESENTATIONS NOT HEREIN CONTAINED, IF GIVEN OR MADE, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FIRST UNITED CORPORATION. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE.

PROSPECTUS

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.         Other Expenses of Issuance and Distribution.

The following table itemizes the expenses incurred by First United Corporation (the “Corporation”) in connection with the offering of the securities being registered hereby. All amounts shown are estimates.

Registration Fee - Securities and Exchange Commission	$497.78
Accounting Fees and Expenses	3,800
Legal Fees and Expenses	17,000
Printing Fees and Expenses	8,000
Miscellaneous	500
Total	$29,797.78

Item 14.         Indemnification of Directors and Officers.

The Maryland General Corporation Law (the “MGCL”) permits a Maryland corporation to indemnify its present and former directors, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their services in those capacities, unless it is established that:

(1)         the act or omission of the director was material to the matter giving rise to such proceeding and

(A)         was committed in bad faith or

(B)         was the result of active and deliberate dishonesty;

(2)         the director actually received an improper personal benefit in money, property, or services; or

(3)         in the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful.

Maryland law permits a Maryland corporation to indemnify a present and former officer to the same extent as a director.

In addition to the foregoing, a court of appropriate jurisdiction: (1) shall order indemnification of reasonable expenses incurred by a director who has been successful, on the merits or otherwise, in the defense of any proceeding identified above, or in the defense of any claim, issue or matter in the proceeding; and (2) may under certain circumstances order indemnification of a director or an officer who the court determines is fairly and reasonably entitled to indemnification in view of all of the relevant circumstances, whether or not the director or officer has met the standards of conduct set forth in the preceding paragraph or has been declared liable on the basis that a personal benefit improperly received in a proceeding charging improper personal benefit to the director or the officer, provided, however, that if the proceeding was an action by or in the right of the corporation or involved a determination that the director or officer received an improper personal benefit, no indemnification may be made if the director or officer is adjudged liable to the corporation, except to the extent of expenses approved by a court of appropriate jurisdiction.

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The MGCL also permits a Maryland corporation to pay or reimburse, in advance of the final disposition of a proceeding, reasonable expenses incurred by a present or former director or officer made a party to the proceeding by reason of his or her service in that capacity, provided that the corporation shall have received:

(1)         a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation; and

(2)         a written undertaking by or on behalf of the director to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

The Corporation has provided for indemnification of directors and officers in ARTICLE VIII of its Amended and Restated Bylaws, as amended (the “Bylaws”). The relevant provisions of the Bylaws read as follows:

“SECTION 1. As used in this Article VIII, any word or words that are defined in Section 2-418 of the Corporations and Associations Article of the Annotated Code of Maryland (the ‘Indemnification Section’), as amended from time to time, shall have the same meaning as provided in the Indemnification Section.

SECTION 2. Indemnification of Directors and Officers. The Corporation shall indemnify and advance expenses to a director or officer of the Corporation in connection with a proceeding to the fullest extent permitted by and in accordance with the Indemnification Section. Notwithstanding the foregoing, the Corporation shall be required to indemnify a director or officer in connection with a proceeding commenced by such director or officer against the Corporation or its directors or officers only if the proceeding was authorized by the Board of Directors.”

The MGCL authorizes a Maryland corporation to limit by provision in its Articles of Incorporation the liability of directors and officers to the corporation or to its shareholders for money damages except to the extent:

(1)         the director or officer actually receives an improper benefit or profit in money, property, or services, for the amount of the benefit or profit actually received, or

(2)         a judgment or other final adjudication adverse to the director or officer is entered in a proceeding based on a finding in the proceeding that the director’s or officer’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

The Corporation has limited the liability of its directors and officers for money damages in Article NINTH of its Charter. This provision reads as follows:

“NINTH: No Director or officer of the Corporation shall be liable to the Corporation or to its shareholders for money damages except (i) to the extent that it is proved that such Director or officer actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (ii) to the extent that a judgment or other final adjudication adverse to such Director or officer is entered in a proceeding based on a finding in the proceeding that such Director’s or officer’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. No amendment of these Articles of Incorporation or repeal of any of its provisions shall limit or eliminate the benefits provided to directors and officers under this provision with respect to any act or omission which occurred prior to such amendment.”

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As permitted under Section 2-418(k) of the MGCL, the Corporation has purchased and maintains insurance on behalf of its directors and officers against any liability asserted against such directors and officers in their capacities as such, whether or not the Corporation would have the power to indemnify such persons under the provisions of Maryland law governing indemnification.

Section 8(k) of the Federal Deposit Insurance Act (the “FDI Act”) provides that the Federal Deposit Insurance Corporation (the “FDIC”) may prohibit or limit, by regulation or order, payments by any insured depository institution or its holding company for the benefit of directors and officers of the insured depository institution, or others who are or were “institution-affiliated parties,” as defined under the FDI Act, to pay or reimburse such person for any liability or legal expense sustained with regard to any administrative or civil enforcement action which results in a final order against the person. The FDIC has adopted regulations prohibiting, subject to certain exceptions, insured depository institutions, their subsidiaries and affiliated holding companies from indemnifying officers, directors or employees for any civil money penalty or judgment resulting from an administrative or civil enforcement action commenced by any federal banking agency, or for that portion of the costs sustained with regard to such an action that results in a final order or settlement that is adverse to the director, officer or employee.

Item 15.         Recent Sales of Unregistered Securities

None.

Item 16.         Exhibits and Financial Statement Schedules

The exhibits filed with this registration statement are listed in the Exhibit Index that immediately follows the signatures hereto, which Exhibit Index is incorporated herein by reference.

Item 17.         Undertakings.

(a)          The undersigned registrant hereby undertakes:

(1)         To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)          To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)         To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

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(iii)        To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)         That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)         To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)         N/A.

(5)         That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)         That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)          Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)         Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)        The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)        Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)–(g)     N/A.

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(h)          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i)-(l)          N/A.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oakland, State of Maryland, on March 31, 2014.

FIRST UNITED CORPORATION:

By:	/s/ William B. Grant
William B. Grant
Chairman and CEO
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on March 31, 2014.

/s/ William B. Grant	*
William B. Grant, Director, Chairman & CEO	David J. Beachy, Director
(Principal Executive Officer)

*	*
M. Kathryn Burkey, Director	Paul Cox, Jr., Director

*	*
Robert W. Kurtz, Director	John W. McCullough, Director

*	*
Elaine L. McDonald, Director	Donald E. Moran, Director

/s/ Carissa L. Rodeheaver	*
Carissa L. Rodeheaver
Director, President and Chief Financial Officer	Gary R. Ruddell, Director
(Principal Accounting Officer)

*	*
I. Robert Rudy, Director	Richard G. Stanton, Director

*	*
Robert G. Stuck, Director	H. Andrew Walls III, Director

* By:	/s/ William B. Grant
William B. Grant, attorney-in-fact

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EXHIBIT INDEX

Exhibit No.	Description

3.1(i)	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to First United Corporation’s Quarterly Report on Form 10-Q for the period ended June 30, 1998)

3.2(i)	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2(i) to First United Corporation’s Annual Report on Form 10-K for the year ended December 31, 2007)

3.2(ii)	First Amendment to Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2(ii) to First United Corporation’s Annual Report on Form 10-K for the year ended December 31, 2007)

3.2(iii)	Second Amendment to Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to First United Corporation’s Current Report on Form 8-K filed on February 9, 2009)

4.1	Letter Agreement, including the related Securities Purchase Agreement – Standard Terms, dated January 30, 2009 by and between First United Corporation and the U.S. Department of Treasury (incorporated by reference to Exhibit 10.1 to First United Corporation’s Form 8-K filed on February 2, 2009)

4.2	Certificate of Notice, including the Certificate of Designations incorporated therein, relating to the Fixed Rate Cumulative Perpetual Preferred Stock, Series A (incorporated by reference Exhibit 4.1 to First United Corporation’s Form 8-K filed on February 2, 2009)

4.3	Sample Stock Certificate for Series A Preferred Stock for the Series A Preferred Stock (incorporated by reference Exhibit 4.3 to First United Corporation’s Form 8-K filed on February 2, 2009)

4.4	Common Stock Purchase Warrant dated January 30, 2009 issued to the U.S. Department of Treasury (incorporated by reference to Exhibit 4.2 to First United Corporation’s Form 8-K filed on February 2, 2009)

4.5	Amended and Restated Declaration of Trust, dated as of December 30, 2009 (incorporated by reference to Exhibit 4.1 to First United Corporation’s Current Report on Form 8-K filed on December 30, 2009)

4.6	Indenture, dated as of December 30, 2009 (incorporated by reference to Exhibit 4.2 to First United Corporation’s Current Report on Form 8-K filed on December 30, 2009)

4.7	Preferred Securities Guarantee Agreement, dated as of December 30, 2009 (incorporated by reference to Exhibit 4.3 to First United Corporation’s Current Report on Form 8-K filed on December 30, 2009)

4.8	Form of Preferred Security Certificate of First United Statutory Trust III (included as Exhibit C of Exhibit 4.5)

4.9	Form of Common Security Certificate of First United Statutory Trust III (included as Exhibit B of Exhibit 4.5)

4.10	Form of Junior Subordinated Debenture of First United Corporation (included as Exhibit A of Exhibit 4.6)

4.11	First United Corporation Dividend Reinvestment and Stock Purchase Plan (included in the prospectus)

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4.12	Authorization Form for Dividend Reinvestment (previously filed)

4.13	Optional Cash Investment Form (previously filed)

5.1	Opinion of Gordon Feinblatt LLC (previously filed)

10.1	First United Bank & Trust Amended and Restated Supplemental Executive Retirement Plan (“SERP”) (incorporated by reference to Exhibit 10.4 to First United Corporation’s Current Report on Form 8-K filed on February 21, 2007)

10.2	Second Amended and Restated Participation Agreement, dated as of August 12, 2011, under the SERP between First United Bank & Trust and William B. Grant (incorporated by reference to Exhibit 10.1 to the Corporation’s Quarterly Report on Form 10-Q for the period ended September 30, 2011)

10.3	Form of Second Amended and Restated Participation Agreement, dated as of August 12, 2011, under the SERP between First United Bank & Trust and executive officers other than William B. Grant (incorporated by reference to Exhibit 10.2 to First United Corporation’s Quarterly Report on Form 10-Q for the period ended September 30, 2011)

10.4	Form of Endorsement Split Dollar Agreement between the Bank and each of William B. Grant, Robert W. Kurtz, Jeannette R. Fitzwater, Phillip D. Frantz, Eugene D. Helbig, Jr., Steven M. Lantz, Robin M. Murray, Carissa L. Rodeheaver, and Frederick A. Thayer, IV (incorporated by reference to Exhibit 10.3 to First United Corporation’s Quarterly Report on Form 10-Q for the period ended September 30, 2003)

10.5	Amended and Restated First United Corporation Executive and Director Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to First United Corporation’s Current Report on Form 8-K filed on November 24, 2008)

10.6	Amended and Restated First United Corporation Change in Control Severance Plan (incorporated by reference to Exhibit 10.5 to First United Corporation’s Current Report on Form 8-K filed on June 23, 2008)

10.7	Change in Control Severance Plan Agreement, dated as of February 14, 2007, with William B. Grant (incorporated by reference to Exhibit 10.2 to First United Corporation’s Current Report on Form 8-K filed on February 21, 2007)

10.8	First Amendment to Change in Control Severance Plan Agreement, dated as of December 28, 2012, with William B. Grant (incorporated by reference to Exhibit 10.8 to First United Corporation’s Annual Report on Form 10-K for the year ended December 31, 2012)

10.9	Form of Change in Control Severance Plan Agreement, dated as of February 14, 2007, with executive officers other than William B. Grant (incorporated by reference to Exhibit 10.3 to First United Corporation’s Current Report on Form 8-K filed on February 21, 2007)

10.10	Form of First Amendment to Change in Control Severance Plan Agreement, dated as of December 28, 2012, with executive officers other than William B. Grant (incorporated by reference to Exhibit 10.10 to First United Corporation’s Annual Report on Form 10-K for the year ended December 31, 2012)

10.11	First United Corporation Omnibus Equity Compensation Plan (incorporated by reference to Appendix B to First United Corporation’s 2007 definitive proxy statement filed on March 23, 2007)

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10.12	First United Corporation Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to First United Corporation’s Current Report on Form 8-K filed on June 23, 2008)

10.13	Restricted Stock Agreement for William B. Grant (incorporated by reference to Exhibit 10.2 to First United Corporation’s Current Report on Form 8-K filed on June 23, 2008)

10.14	Form of Restricted Stock Agreement for Executive Officers other than the Chief Executive Officer (incorporated by reference to Exhibit 10.3 to First United Corporation’s Current Report on Form 8-K filed on June 23, 2008)

10.15	First United Corporation Executive Pay for Performance Plan (incorporated by reference to Exhibit 10.4 to First United Corporation’s Current Report on Form 8-K filed on June 23, 2008)

21	Subsidiaries of First United Corporation (incorporated by reference to Exhibit 21 to First United Corporation’s Annual Report on Form 10-K for the year ended December 31, 2013)

23.1	Consent of ParenteBeard LLC, Independent Registered Public Accounting Firm (filed herewith)

23.2	Consent of Gordon Feinblatt LLC (contained in Exhibit 5.1)

24.1	Power of Attorney (previously included in the signature page to the Registration Statement on Form S-1)

99.1	Letter to Shareholders relating to the Dividend Reinvestment and Stock Purchase Plan

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